Everbright Digital Holding Ltd.

Unit 1A, 10/F, C-Bons International Centre

108 Wai Yip Street, Kwun Tong

Hong Kong

September 16, 2024

Division of Corporation Finance

Office of Trade and Services

U.S. Securities and Exchange Commission

Washington, DC 20549

Attn: Ta Tanisha Meadows, Suying Li, Kate Beukenkamp and Taylor Beech

Re:	Everbright Digital Holding Ltd. Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted August 13, 2024 CIK No. 0002024876

Dear Sir or Madam,

This letter is in response to your letter on August 28, 2024, in which you provided comments to the Registration Statement on Amendment No.1 to Form DRS of Everbright Digital Holding Ltd. (the “Company”) submitted to the U.S. Securities and Exchange Commission on August 13, 2024. On the date hereof, the Company has submitted Amendment No. 2 to the Registration Statement on Form DRS/A (“DRS/A”). We set forth below in bold the comments in your letter relating to the Registration Statement followed by our responses to the comments.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted August 13, 2024

Cover Page

1.	We note your response to prior comment 1. Please further revise your prominent disclosure on the cover page to state that you are a Cayman Islands holding company. We note that as disclosed here you state that you are a Cayman Islands company. Further, we note your disclosure elsewhere that investors are buying shares of a Cayman Islands holding company.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have revised the language on the cover page of the DRS/A accordingly.

2.	Revise your cover page to include a cross-reference to the Risk Factors section, including the page number where it appears in the prospectus. Refer to Item 501(b)(5) of Regulation S-K.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have revised the language on the cover page of the DRS/A accordingly.

Prospectus Summary
Corporate Structure, page 15

3.	We note your response to prior comment 10. Please further revise the corporate structure diagram here and on page 57 to include the percentage ownership Dr. Leung Chun Yip holds in Everbright Digital Global Limited, or Everbright Global. We note your disclosure elsewhere reflecting that Everbright Global is 100% owned by Mr. Leung Chun Yip.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have revised the language on pages 15 and 57 of the DRS/A.

Risk Factors
Risk Related to Our Business and Industry
We have derived a substantial portion of our revenues from sales..., page 31

4.	We note your response to prior comment 13 and your statement that certain customers which your business and profitability is dependent on are confidential. However, we also note the inclusion of Exhibit 10.10, which reflects the name of the customer Pak Shing Property Limited. Please revise your disclosure in accordance with Item 4.B.6 of Part I of Form 20-F.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have revised our risk factor disclosure on page 31 of the DRS/A. We have also revised Exhibit 10.10 to redact the name of the customer.

Enforceability of Civil Liabilities, page 45

5.	We note your response to prior comment 17 and reissue in part. Please revise your disclosure to identify the specific individual directors, officers or member of senior management by name that are located in the PRC or Hong Kong. We note your statement that “our senior executive officers are located either China or in Hong Kong...and are either PRC or Hong Kong nationals...”

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have revised our disclosure on page 45 of the DRS/A.

Notes to the consolidated financial statements
2. Significant accounting policies
Revenue recognition, page F-9

6.	We note your disclosure revisions on pages 53 and F-9 in response to prior comment 25 and reissue such comment. You continue to state that your revenue is from sales of products on page F-9, which appears to be inconsistent with your disclosure that you have one stream of revenue, that is, the provision of marketing services in Hong Kong. Please revise to reconcile the difference. In addition, please expand your revenue recognition accounting policy to provide all required disclosures in ASC 606-10-50, as applicable. In this regard, we note that you present revenue recognized at a point in time and over time in Note 7, and the line item “Receipt in advance” on your consolidated balance sheet.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that we have revised the disclosure on page F-9 of the DRS/A.

Exhibit Index, page II-4

7.	We note your response to prior comment 15 as well as the inclusion of an Exhibit 10.10 Form of Service Agreement of the Registrant. However, it appears that this exhibit has been redacted in part. Please revise your exhibit index to indicate that portions of the exhibit(s) have been omitted and include a prominent statement on the first page of the redacted exhibit that certain identified information has been excluded from the exhibit because it is both not material and is the type that the registrant treats as private or confidential. Refer to Item 601(b)(10)(iv) of Regulation S-K.

RESPONSE: We note the Staff’s comment and respectfully advise the Staff that the Company has revised the Exhibit Index to indicate that portions of Exhibit 10.10 has been omitted. The Company further respectfully notes that Exhibit 10.10 includes a prominent statement on the first page of the redacted exhibit that certain identified information has been excluded from the exhibit because it is both not material and is of the type that the Company treats as private or confidential.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Leung Chun Yip
Chief Executive Officer

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